

July 17, 2008

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"ISSUANCE OF DOMESTIC UNSECURED YEN BONDS"

Thank you for your assistance in handling it as required.

Sincerely yours,

斎藤一佐

Kazusa Saito
Finance Department
Kobe Steel, Ltd.

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17 July 2008
Yasuo Inubushi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact: Publicity Group
Kobe Steel, Ltd.
Tel: Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

I. Domestic Unsecured Yen Bonds due 24 July 2014

1. Name	Kobe Steel, Ltd. Series51UnsecuredBonds (Limited Inter-Bond Pari Passu Clause)
2. Total Amount of Issue	10Billion Yen
3. Denomination of Bond	10,000,000,000Yen each
4. Interest Rate	1.63% per annum of the principal of the Bonds
5. Issue Price	100% of the principal amount of the Bonds
6. Redemption Price	100% of the principal amount of the Bonds
7. Maturity Date	To be redeemed in a lump sum on 24 July 2014
8. Offering Period	17 July 2008
9. Closing Date	24 July 2008
10. Method of Issue	Public offering in the domestic market
11. Date of Payment of Interest on the Bonds	Semiannually on 24 January and 24 July
12. Status of the Bonds	Unsecured by assets or guarantees
13. Fiscal Agent	Mizuho Corporate Bank, Ltd.
14. Underwriters	Mizuho Securities Co., Ltd. Merrill Lynch Japan Securities Co., Ltd. as the "Joint Lead Managers"
Use of Proceeds	To be applied mainly toward the redemption of bonds and also repayment of loans

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